October 3, 2012

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attention:         Mr. Jim B. Rosenberg,

                       Senior Assistant Chief Accountant

Re:      Principal Financial Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 15, 2012

File No. 001-16725

Dear Mr. Rosenberg:

On behalf of Principal Financial Group, Inc., this letter responds to the comments of the Division of Corporation Finance of the Securities and Exchange Commission contained in your letter dated September 5, 2012, concerning the company’s annual report on Form 10-K, referenced above.  In order to facilitate your review of our responses, we have repeated your comments in bold in numerical order, immediately followed by our responses in plain text. For your reference, additional proposed disclosure has been shaded.

Item 1A. Risk Factors

Changes in interest rates or credit spreads may adversely affect our results of operations, financial condition and liquidity, and our net income can vary from period-to-period, page 18

1.                  Please provide us proposed disclosure to be included, in MD&A, in future periodic reports that discloses the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about the amount you expect to have to reinvest new cash flows or to reinvest at lower rates, or information about the amount of products you are committed at guaranteed rates is necessary to understand these effects, please include these amounts and their effects in your proposed disclosure to the extent known.

RESPONSE:

In response to your comment, we will include disclosure similar to the following within  Management’s Discussion and Analysis of Financial Condition and Results of Operations  in future filings, commencing with our Form 10-K for the period ending December 31, 2012.  To the extent the low interest rate environment materially impacts the financial condition or results of operations for any future period presented in the corresponding periodic report, such impacts will be discussed in this section.

Impact of Low Interest Rate Environment

The exposure from the low interest rates is reflected in a reduction in the spreads between the investment income we earn and the interest we credit to our customers.  Some of our products, primarily our fixed deferred annuity, general account group annuity, and universal life insurance products, include guaranteed minimum interest rates.  During periods of low or declining interest rates, borrowers may prepay or redeem mortgages and fixed maturities that are invested to support our product obligations, which would force us to reinvest the proceeds at lower interest rates.  The resulting lower net investment income may make it more difficult for us to maintain our desired spread and thereby reduce our profitability.  See Item 7A “Quantitative and Qualitative Disclosures About Market Risk,” for a presentation of the differences between the interest rates being credited to contractholders and the respective guaranteed minimum interest rates.

Some of our universal life insurance contracts contain secondary guarantees, which keep the contract in force, even if the contractholder’s account balance is insufficient to cover all of the contract charges, provided that the contractholder has continually paid a specified minimum premium.  It is possible that more of these secondary guarantees could be triggered, possibly increasing our policyholder obligation and thereby reducing our profitability.

Declining or low interest rates could impact the discount rate assumption used for the purposes of valuing our pension and other postretirement benefit obligations.  A decrease in the discount rate results in an increase in the annual pension and other postretirement benefit expense.

Our expectation of estimated gross profits is an important consideration in determining the amortization of deferred policy acquisition costs (DPAC) and other actuarial balances. To the extent a low interest rate environment impacts our assumptions regarding future estimated gross profits an unlocking of DPAC and other actuarial balances could occur, decreasing net income.

Lastly, lower net investment income could result in the establishment of a premium deficiency reserve for certain of our insurance products.

We anticipate that a sustained low interest rate environment would reduce the growth in net income.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk, page 77

2.                  You state that you use interest rate collars to manage interest rate risk related to guaranteed minimum interest rate liabilities in your individual annuities contracts. Please provide us proposed disclosure to be included in future periodic reports that quantifies the guaranteed minimum interest rates. To the extent that information about the amount of products you are committed at guaranteed rates is necessary to understand the effects on your future financial position, results of operations and cash flows, please include this information in your proposed disclosure to the extent known.

RESPONSE:

We propose to include the additional shaded disclosure within the first paragraph of Item 7A, addressing interest rate risk, and add the new table below this language:

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. One source of interest rate risk is the inherent difficulty in obtaining assets that mature or have their rate reset at the exact same time as the liabilities they support. Assets may have to be reinvested or sold in the future to meet the liability cash flows in unknown interest rate environments. Secondly, there may be timing differences between when new liabilities are priced and when assets are purchased or procured that can cause fluctuations in profitability if interest rates move materially in the interim. A third source of interest rate risk is the prepayment options embedded within asset and liability contracts that can alter the cash flow profiles from what was originally expected.  A fourth source of interest rate risk is the possibility that the spreads between the investment income we earn and the interest we credit to customers who own products with guaranteed minimum interest rates may decrease (or potentially become negative) during periods of sustained low interest rates.

The following table provides detail on the differences between the interest rates being credited to contractholders as of December 31, 2012, and the respective guaranteed minimum interest rates, broken down by account values within the Retirement and Investor Services, U.S. Insurance Solutions, and Principal International segments.

Notes to Consolidated Financial Statements

10. Income Taxes, page 132

3.                  Tell us why you do not disaggregate deferred income tax expense into U.S. federal and State/foreign. Refer to Rule 4-08(h) of Regulation S-X.

RESPONSE:

Pursuant to Rule 4-08(h) of Regulation S-X, amounts applicable to U.S. federal income taxes, foreign income taxes and other income taxes should be stated for each major component (e.g., current and deferred portions of tax expense).  Separate disclosure of foreign and other income taxes is not required if such amounts are less than 5% of total income before taxes or total tax expense.  The foreign and other income tax amounts are separately disclosed for current tax expense, as these amounts are greater than 5% of total income before taxes.  We did not separately disclose the foreign and other income tax amounts for deferred tax expense, as these amounts did not exceed 5% of total income before taxes for any year presented and, due to immateriality, we did not feel this additional detail was important to users of our financial statements.  We will continue to assess the materiality of deferred tax expense associated with foreign and other income tax amounts to ensure we continue to fulfill our disclosure requirements.

4.                  Please provide us proposed disclosure to be included in future periodic filings to present your income before taxes separately for domestic and foreign operations in accordance with Rule 4-08(h) of Regulation S-X.

RESPONSE:

We provide additional information within the segment footnote (Note 16 – Segment Information) to fulfill this disclosure requirement.  The Principal International segment represents the majority of our international operations (96% of international earnings in 2011).  Due to the immaterial tax expenses incurred by our foreign operations ($4.0M, $(0.4M), and $0.5M in 2011, 2010, and 2009, respectively), we disclose the after-tax earnings and income tax expense by segment such that the information needed to calculate income before income taxes for foreign and domestic operations is available.  We will continue to assess the materiality of tax expenses incurred by our foreign operations and will separately disclose the income before income taxes of our domestic and foreign operations in the event the amount becomes material.

5.                  You state “It is not practical  to determine the amount of the unrecognized deferred tax liability that would arise if these earnings were remitted due to foreign tax credits and exclusions that may become available at the time of remittance.” Please provide proposed revisions to your disclosure to be included in future periodic reports that complies with ASC 740-30-50-2c, which requires disclosure of the amount of unrecognized deferred tax liability, if practicable, or a statement that determination is not practicable.

RESPONSE:

The calculation of the unrecognized deferred tax liability is not practicable due to a wide variety of domestic and foreign tax laws which must be considered coupled with the application of such laws to the company’s expectations regarding the manner and timing of future repatriations.    As a result, we will alter the disclosure to read as follows (shaded excerpt represents the revision):

U.S. federal and state deferred income taxes have not been provided on approximately $585.5 million of accumulated but undistributed earnings from operations of foreign subsidiaries at December 31, 2011. These earnings are considered to be indefinitely reinvested in the business. It is not practicable  to determine the amount of the unrecognized deferred tax liability that would arise if these earnings were remitted due to foreign tax credits and exclusions that may become available at the time of remittance. Deferred taxes were also not provided on the approximately $106.2 million of excess book carrying value over tax basis with respect to the original investment of our foreign subsidiaries. A tax liability will be recognized when we no longer plan to indefinitely reinvest these earnings or when we plan to sell all or a portion of our ownership interest.

*          *          *          *          *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure contained in our periodic reports filed pursuant to the Securities Exchange Act of 1934, and that your comments or our changes to disclosure in response to your comments do not foreclose the Commission from taking any action with respect to our reports.  Further, we acknowledge that we may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have completed your review of our response, please call me if you have any questions or comments.

Sincerely,

/s/ Terrance J. Lillis

Terrance J. Lillis

Senior Vice President and Chief Financial Officer

(515) 247-4885

cc:        Tabatha Akins (Securities and Exchange Commission)

Lisa Vanjoske (Securities and Exchange Commission)